Exhibit 23.3

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 8 to the Registration Statement of Resource Apartment REIT III, Inc. on Form S-11 (File No. 333-207740) of our report on the statement of revenues and certain expenses of Bay Club for the year ended December 31, 2016 included in the Current Report on Form 8-K/A filed with the SEC on October 13, 2017 and to the use of our name as it appears under the caption “Experts” in the Prospectus. Our report refers to the fact that the statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenue and expenses.

/s/ KPMG LLP

Dallas, Texas

April 13, 2018